51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, ON N6E 2S5

Item 2 Date of Material Change

August 6, 2024

Item 3 News Release

The news release dated August 7, 2024 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company granted (the "Grant") an aggregate of 2,685,000 stock options (each, an "Option") to purchase up to 2,685,000 common shares of the Company to certain directors, officers, consultants and employees of the Company. The Options are exercisable for a period of 5 years from the date of Grant at a price of $2.00 per common share. The Options will vest on a monthly basis over a period of two years from the date of Grant.

All 2,685,000 of the Options and the common shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

None of the securities acquired in the Grant or Award will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Ofer Vicus, Chief Executive Officer
Telephone: 604-362-7011

Item 9 Date of Report

August 7, 2024